

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Mr. Kevin G. Wills
Executive Vice President and Chief Financial Officer
Saks Incorporated
12 East 49th Street
New York, New York 10017

Re: **Saks Incorporated**
        Form 10-K for Fiscal Year Ended January 29, 2011
        Filed March 18, 2011
        File No. 1-13113

Dear Mr. Wills:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ William H. Thompson

                                                William H. Thompson
                                                Branch Chief